UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments

Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fiat Chrysler Automobiles N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N31738 102

(CUSIP Number)

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: +1-212-558-4000

Facsimile: +1-212-558-3588

Email: millersc@sullcrom.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices of Communication)

December 16, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Exor S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 444,352,804
	8	Shared Voting Power 0
	9	Sole Dispositive Power 444,352,804[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 444,352,804[2]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 29.48%[3]
14	Type of Reporting Person (See Instructions) HC, CO

[1]	In addition to the common shares indicated above, Exor S.p.A. (“Exor”) beneficially owns 375,803,870 special voting shares, each of which is entitled to one vote; as a result, an additional voting right is attributed to each associated common share. The special voting shares have de minimis economic entitlements, in compliance with Dutch law and are transferrable only in very limited circumstances together with the associated common shares. The number of common shares indicated above reflects the purchase by Exor on December 16, 2014 of $886 million in aggregate notional amount of the issuer’s 7.875% mandatory convertible securities due 2016 (the “Mandatory Convertible Securities”) in connection with the issuer’s public offering of 100,000,000 common shares and $2.875 billion aggregate notional amount of Mandatory Convertible Securities. The Mandatory Convertible Securities are mandatorily convertible into common shares at conversion rates that depend upon the market prices of the issuer’s common shares, as more fully described in Item 4, and are convertible at the option of the holders at any time at the minimum conversion rate of 7.7369 common shares for each $100 in notional amount. The Mandatory Convertible Securities acquired by Exor in the offering are convertible by Exor into 68,548,934 common shares.
[2]	This amount reflects the beneficial ownership of the common shares reflected above and the common shares underlying the Mandatory Convertible Securities, as is more fully described in Item 5.
[3]	This percentage includes the common shares into which the Mandatory Convertible Securities sold in the MCS Offering, are convertible at the option of the holders. It does not take into account voting rights attributable to the loyalty voting structure. Upon completion of the offering of 100 million common shares described in note 1 above, it is anticipated that Exor will have voting power of approximately 44.37%, calculated as the ratio of (i) the total number of common shares and special voting shares beneficially owned by Exor to (ii) the aggregate number of outstanding common shares and special voting shares. The voting power does not take into account common shares issuable upon conversion of the Mandatory Convertible Securities purchased by Exor or other investors in such offering.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). This Amendment No. 1 amends Items 1, 3, 4 and 5 as set forth below.

ITEM 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Schedule 13D relates to the common shares of Fiat Chrysler Automobiles N.V. (formerly Fiat Investments N.V.) (“FCA” or the “Issuer”). FCA’s principal executive offices are currently located at 25 St. James’ Street, London SW1A 1HA, United Kingdom. Its telephone number is +44 (0)20 7766 0311.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On December 16, 2014, FCA completed an underwritten public offering of 100 million common shares, which included 35 million shares previously held in treasury by FCA (the “Shares Offering”) and an underwritten public offering of $2.875 billion aggregate notional amount of Mandatory Convertible Securities (the “MCS Offering” and together with the Shares Offering, the “Offerings”). Pursuant to an Indenture, to be dated December 16, 2014 (the “Indenture”), by and among FCA and The Bank of New York Mellon, as Trustee, FCA will issue the Mandatory Convertible Securities. Exor purchased $886 million in aggregate notional amount of Mandatory Convertible Securities in the MCS Offering. Following the completion of the Offerings it is anticipated that Exor’s voting power in FCA will be approximately 44.37%.

The description of the Mandatory Convertible Securities set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

(a) As described under Item 3 above, which is incorporated by reference herein, Exor acquired the Mandatory Convertible Securities pursuant to the MCS Offering.

The Mandatory Convertible Securities will be mandatorily converted on December 15, 2016 (the “Mandatory Conversion Date”) into FCA common shares unless earlier converted at the option of the holder or FCA or upon certain specified events in accordance with their terms. The maximum number of common shares per Mandatory Convertible Security will initially be 9.0909 and the minimum number of common shares per Mandatory Convertible Security will initially be 7.7369 common shares per Mandatory Convertible Security.

The principal objective of Exor’s investment in FCA Mandatory Convertible Securities is to preserve its fully-diluted ownership interest in FCA common shares.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is amended by deleting (a)(b) and (c) and replacing them in their entirety:

(a) (b) As a result of the MCS Offering, Exor beneficially owns 444,352,804 common shares of FCA, consisting of (i) 375,803,870 common shares of FCA owned prior to the MCS Offering, and (ii) 68,548,934 common shares underlying the Mandatory Convertible Securities purchased in the MCS Offering, at the minimum conversion rate of 7.7369 common shares per Mandatory Convertible Security (being the rate at which Exor may convert the Mandatory Convertible Securities into common shares at its option). In addition, Exor holds 375,803,870 special voting shares. Exor’s beneficial ownership in FCA is approximately 42.80%, calculated as the ratio of (i) the aggregate number of common shares owned prior to the MCS Offering, and the common shares underlying the Mandatory Convertible Securities purchased by Exor in the MCS Offering, at the minimum conversion rate as set forth above and (ii) the aggregate number of outstanding common shares, and the common shares underlying all of the Mandatory Convertible Securities sold in the MCS Offering, at the minimum conversion rate set forth above.

Exor has voting power and dispositive powers on the common shares of FCA as follows, which does not include the common shares underlying the Mandatory Convertible Securities sold pursuant to the MCS Offering:

(i)	Sole power to vote or to direct the vote: 375,803,870 common shares;

(ii)	Shared power to vote or to direct the vote: 0 common shares;

(iii)	Sole power to dispose or to direct the disposition of: 375,803,870 common shares;

(iv)	Shared power to dispose or to direct the disposition of: 0 common shares.

Furthermore, the following persons listed in Item 2(a)(c) above beneficially own common shares of FCA.

•	Mr. Sergio Marchionne holds of record 12,102,411 common shares (including common shares purchased between October 14 and November 3 as described under Item 5(c)) and 2,333,334 stock options exercisable within 60 days under FCA equity incentive plans. Therefore Mr. Marchionne may be deemed to own beneficially 14,435,745 common shares in aggregate; and

•	Mr. John Elkann owns 133,000 common shares of record.

The persons named above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5, above. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Except as set forth below or otherwise in this Schedule 13D, neither Exor nor any persons listed in Item 2(a)(c) above, have effected any transactions with respect to common shares of FCA during the past 60 days:

•	On October 14, 2014, Mr. Sergio Marchionne acquired 335,745 common shares of FCA by exercising his right under Italian law to purchase shares subject to cash exit rights exercised by other Fiat shareholders in connection with the Merger; the acquisition was carried out off-market at a price of Euro 7.727 per share.

•	On October 30, 2014 Mr. Sergio Marchionne acquired 6,250,000 common shares upon exercise of stock options at the aggregate price of €13.37 for one FCA share and one share of CNH Industrial N.V. (“CNHI”). The shares so purchased were sold on the regulated markets.

•	In addition, on November 3, 2014 Mr. Sergio Marchionne exercised stock options pursuant to the equity incentive plan entitling him to purchase 10,670,000 FCA common shares and 10,670,000 CNHI common shares at the aggregate price of €6.583 for one FCA share and one CNHI share. Out of these shares 5,400,000 FCA shares and 5,400,000 CNHI shares were sold on the regulated markets, for the sole purpose of funding the strike price and meeting the relevant tax liabilities.

•	As a result of these transactions Mr. Marchionne increased his shareholding in FCA to 12,102,411 common shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2014

EXOR S.P.A.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer